Eagle Protect, PBC
Crowdfunding Page Text
2018 Offering of Revenue-Share Promissory Notes

INTRO

Eagle Protect, PBC is a Delaware public benefit corporation ("Eagle US") and Certified B Corp that supplies disposable gloves and disposable protective clothing to the food industry across the US.

In 2006 as Eagle Direct Limited, a New Zealand company ("Eagle NZ") and a leading supplier of disposable gloves and clothing in that country, we made a promise. That promise was to build a business that cares about its team, community and with all we come in contact. To make contact with our business something that inspires, satisfies, or even amuses!

To follow our first three Core Values: Be easy to deal with, deliver awesome, and have fun!

In 2012 we formalized our promise and became the first Certified B Corp in New Zealand. As Eagle US and Eagle NZ, we are the Eagle Group, the only B Corp in our industry and the only one of our type in the world (still to this day!)

After 12 years building a very successful business in New Zealand, we founded Eagle US to change the way people in the US think about business, disposable gloves, food safety, and sustainable business.

In two years we have made great strides, with accelerating growth and key US food sector companies coming on board and using Eagle products.

Now we need to capitalize on the solid foundation we have built.

We owe it to the US Food Sector and community to expand and assist in keeping them safer, more sustainable and environmentally focused, as well as offering them a clean, transparent and safe supply chain.

Thank you for your interest in investing in Eagle US—we welcome you to join us on our journey of changing the world one glove at a time!

STORY

Eagle NZ has been innovating practices for social and environmental good since 2006.

In 2012, Eagle NZ became the first certified B Corp in its industry and just three years later was honored with the global Building the Movement Award at the Annual B Corp Retreat. Together, as the Eagle Group, Eagle US and Eagle NZ are the only B Corp in their industry in the world.

In 2017, the Eagle Group became the first company in its industry to be certified as Child Labor Free (CLF).

Steve Ardagh, the founder of Eagle NZ, and his family relocated to California in 2016 to found Eagle US, building on the experience and success of Eagle NZ: both financially and in social and environmental impact.

Since its inception in 2016, Eagle US's annual revenue has grown significantly.

Eagle US's August 2018 revenue was $182,000 approximately. If we are able to maintain monthly revenue at that level, our annual revenue will be approximately $2.18 million.

There is a shift happening! Consumers are demanding to know where their food products come from, what has touched them and their impact on the environment. They want companies to do the right thing and be honest and open!

We believe that Eagle US has the expertise, drive, and imagination to make things, different, better and more impactful for all with whom we come into contact.

Eagle US staff personally visit every supplier regularly and perform a rigorous audit of their product manufacture, quality, employee conditions, and environmental impact.

There are many examples in the US marketplace from companies such as Unilever, Danone, and others that show that doing good is good for business! Unilever reports that 60% of growth now comes from their Sustainable Living Brands portfolio!

Eagle US operates at the intersection of Food Safety, Sustainability, and Supply Chain Transparency.

IMPACT SUMMARY

Every minute in the US over 100,000 people put on disposable gloves. Just as many take them off and dispose of them—every single minute, 24/7, 365 days a year! In the food sector alone, 30 billion gloves are used every year.

Through our proven in the US products and process we believe we could save over 5 billion gloves every year from being used—saving millions of pounds of waste, emissions, and water. The opportunity for impact is significant and the change is simple.

We have the intention and we believe we have the research, people, supply chain and intention to assist the food industry in the US be safer, more transparent and environmentally aware.

KEY FACTS

Together with parent company Eagle NZ, Eagle US is the only Certified B Corp in the disposable glove and clothing industry.

Eagle US is Delaware public benefit corporation based in California and has been operating across the US since 2016.

New Zealand-based parent company Eagle NZ has been a major supplier to the primary food business and medical sector in New Zealand for over 12 years. It is recognized as a leader in food safety and now supplies between 70% and 80% of that country's primary food sector.

California-based Eagle US started trading supplying disposable gloves and clothing to the US food industry in 2016 after the founder relocated with his family to California to begin and build the business. In two years the US entity has gone from zero sales to sales of almost $200,000 per month.

Eagle US supplies the largest wholesale club food retailer in the US. This significant customer has provided economies of scale as well as significant brand equity which is catalyzing growth elsewhere within the US food sectors.